COMMANDER
RESOURCES LTD

1550 - 409
Vancouver
Tel. (604)
Fax: (604)


03029854

Date: August 27, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,748,831
News Release
#03-10

HIGH GRADE GOLD ZONE DISCOVERED ON BAFFIN ISLAND

William Coulter, President of Commander Resources Ltd. is pleased to announce that 27 priority assays from the Malrok gold prospect, Qimmiq Project, Baffin Island, have shown very high gold values. Coarse free gold was observed in several chip and channel samples. The visible gold is located in scattered outcrops several hundred metres to the northwest of a BHP Billiton 2001 sample which ran 45 g/T gold.

Of 27 priority sample results received from the laboratory, 7 exceeded 10 g/T gold including 2 which ran 120 and 239 g/T gold (3.45 and 6.87 oz/t gold). A further 10 samples exceeded 1.0 g/T gold. Ongoing sampling of exposed bedrock consists of chip sampling and diamond saw cut samples where smooth bedrock is exposed. Individual channel samples are generally taken over 30-100 cm (12-40 inches) intervals across the strike direction of the mineralized zones.

All sample details have not yet been received from the field. However, at this time, 2 saw channel sample intervals can be reported. A 1.7 metre interval assayed 15.2 g/T gold and a nearby channel assayed 239.3 g/T gold over 0.30 metres. Saw channel samples are generally 3-4 cm wide and 2-3 cm deep, which is roughly equivalent to standard drill core sized samples. A further 200 samples are at the laboratory for processing. Assaying has been carried out by Eastern Analytical Laboratory of Springdale, Newfoundland, using standard fire assay procedures on one assay-ton pulverized samples. Due to the presence of visible gold, all 27 samples are being check assayed by the metallic sieving method; all samples exceeding 1.0 g/T gold will be check assayed by another laboratory.

The gold appears to be contained in iron formation consisting of magnetite, pyrrhotite, silica, amphibole, garnet and minor arsenic. Small quartz veins appear to fill tension gashes at the base of the iron formation. The assays reported to date are derived from the upper of two iron formations which have been traced for over 1000 metres of strike length in the western portion of the Malrok prospect. The iron formations vary in thickness from 0.5 metres to 5 metres and are separated by 5-8 metres of barren metasediments. A shallow lake covers 150 metres of the mineralized trend.

An experienced prospecting crew, supervised by Project Geologist Lamont Leatherman who worked in the area with BHP Billiton during 2001 and 2002, is conducting detailed geological mapping, gridding and geophysical surveying in preparation for an expanded program and drilling next year.

The Malrok gold prospect is located on the Nunavut Tunngavik Inc. (NTI) owned lands which have been permitted by BHP Billiton Diamonds Inc. Commander Resources can earn 100 percent interest in all gold resources, subject to a production royalty to both BHP Billiton and the NTI land holders. (Commander Resources press release #03-06, June 23, 2003)

Bernard Kahlert, P.Eng, Vice President Exploration of Commander Resources Ltd. is supervising all aspects of the exploration program.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

03 SEP -9 AM 7:21

COMMANDER
RESOURCES LTD.

INTERIM REPORT

For the
Six Months Ended
June 30, 2003

1550 – 409 Granville Street
Vancouver, British Columbia V6C 1T2
Tel: (604) 685-5254
Fax: (604) 685-2814
Website: www.commanderresources.com

1

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2003
Date of Report:	August 25, 2003
Name of Issuer:	COMMANDER RESOURCES LTD.
Issuer's Address:	1550 – 409 Granville Street
	Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	03/08/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

VICTOR A. TANAKA	*"Victor A. Tanaka"*	03/08/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Six Months Ended

June 30, 2003

(Unaudited – Prepared by Management)

3

COMMANDER RESOURCES LTD.

Balance Sheets

	June 30, 2003 (Unaudited)	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,089,104	$ 1,343,690
Marketable securities (Note 3)	769,290	669,692
Accounts receivable	94,632	255,978
Due from related parties (Note 8 (a))	125,656	153,275
Note receivable (Note 4)	123,286	-
Prepaid expenses	2,842	4,978
	2,204,810	2,427,613
Note receivable (Note 4)	-	183,920
Mineral properties (Note 5)	6,895,514	6,722,860
Property, plant and equipment (Note 6)	13,719	11,974
	$ 9,114,043	$ 9,346,367
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,698	$ 303,702
Future income taxes	781,402	781,402
	805,100	1,085,104
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	17,700,657	17,608,657
Contributed surplus	1,676	-
Stock-based Compensation (Note 7 (e))	-	1,676
Deficit	(9,393,390)	(9,349,070)
	8,308,943	8,261,263
	$ 9,114,043	$ 9,346,367

Commitments (Note 9)
Subsequent Events (Note 12)

Approved by the Directors: *"William J. Coulter"* William J. Coulter *"Victor A. Tanaka"* Victor A. Tanaka

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Revenue				
Production interest	$ 112,850	$ -	$ 189,415	$ -
General and administrative expenses				
Audit and accounting	9,502	5,838	21,045	26,598
Amortization	1,081	908	2,054	1,816
Annual report and meeting	8,483	34,636	9,409	34,636
Consultants	13,811	(7,500)	20,780	2,309
Investor relations and promotion	7,881	9,057	25,155	85,549
Legal	7,104	(10,339)	7,675	22,063
Office and miscellaneous	8,281	(15,815)	25,520	26,181
Regulatory fees	5,827	3,236	8,012	12,007
Rent	10,128	9,127	22,116	24,154
Salaries and benefits	52,830	52,334	103,307	106,130
Telephone	1,249	1,445	2,442	2,754
Transfer agent	2,637	7,648	6,277	12,729
	128,814	90,575	253,792	356,926
Loss before under noted	(15,964)	(90,575)	(64,377)	(356,926)
Administration fees	904	-	904	-
Investment income	8,586	454,199	19,905	469,051
Property investigation	(406)	17,253	(3,516)	(15,640)
Stock-based compensation	-	(415)	-	(1,089)
Gain on sale of marketable securities	(90)	8,088	2,764	8,088
Income (loss) for the period	(6,970)	388,550	(44,320)	103,484
Deficit, beginning of period	(9,386,420)	(9,590,112)	(9,349,070)	(9,305,046)
Deficit, end of period	$ (9,393,390)	$ (9,201,562)	$ (9,393,390)	$ (9,201,562)
Basic and diluted gain (loss) per share	(0.000)	0.022	$ (0.002)	$ 0.006
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	17,728,830	17,324,143	17,633,619	16,383,477

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Cash provided form (used for):				
Operating activities				
Income (loss) for the period	$ (6,970)	$ 388,550	$ (44,320)	$ 103,484
Items not involving cash:				
Amortization	1,081	908	2,054	1,816
Investment income received in marketable securities	-	(445,000)	-	(445,000)
Loss (gain) on sale of marketable securities	90	(8,088)	(2,764)	(8,088)
Stock-based compensation	-	415	-	1,089
	(5,799)	(63,215)	(45,030)	(346,699)
Net change in non-cash working capital items				
Accounts receivable	17,527	(165,001)	161,346	(154,575)
Due to related parties	58,219	-	27,619	-
Note receivable	(1,308)	-	(4,366)	-
Prepaid expenses	3,367	(519)	2,136	420
Accounts payable and accrued liabilities	(20,617)	(72,701)	(19,007)	(58,183)
	51,389	(301,436)	122,698	(559,037)
Investing activities				
Purchase of marketable securities	-	-	(39,000)	-
Proceeds from sale of marketable securities	89	9,138	7,165	9,138
Loan receivable	-	(300,000)	-	(300,000)
Mineral property acquisition and exploration costs	(124,912)	10,461	(172,654)	(56,479)
Accounts payable and accrued liabilities related to mineral properties	(7,881)	-	(260,995)	-
Purchase of capital assets	(3,800)	-	(3,800)	(2,702)
	(136,504)	(280,401)	(469,284)	(350,043)
Financing activities				
Shares issued for cash, net of issue costs	-	4,000	92,000	1,262,050
Deferred share issue cost	-	31,380	-	-
	-	35,380	92,000	1,262,050
Increase (decrease) in cash and cash equivalents	(85,115)	(546,457)	(254,586)	352,970
Cash and cash equivalents, beginning of period	1,174,219	2,097,391	1,343,690	1,197,964
Cash and cash equivalents, end of period	$ 1,089,104	$ 1,550,934	$ 1,089,104	$ 1,550,934

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

Notes to Financial Statements
June 30, 2003
(Unaudited – Prepared by Management)

1. Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically ore reserves,
- the ability of the Company to obtain financing to complete development, and
- future profitable production from the properties or proceeds from disposition.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financials statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2002.

(c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at June 30, 2003 is $1,204,613.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,475,000 common shares of Diamonds North Resources Ltd. ("DNR"), a company related by virtue of a common director and in which the Company has an 8.7% interest. Of these shares, a total of 835,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4). The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two-year period, which expires on March 18, 2004.

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the six months ended June 30, 2003, the Company received an aggregate of 130,000 common shares and 65,000 warrants of DNR pursuant to the conversion of $65,000 of the principal portion of the loan. The Company exercised the warrants to acquire an additional 65,000 common shares of DNR at a price of $0.60 per share.

At June 30, 2003 a balance of $123,286, consisting of the remaining principal balance of $105,000 plus accrued interest of $18,286, is owed by DNR.

Subsequent to June 30, 2003, the Company received an aggregate of 210,000 common shares and 105,000 warrants of DNR pursuant to the conversion of $105,000 of the remaining principal portion of the loan. The Company exercised the warrants to acquire an additional 105,000 common shares of DNR at a price of $0.60 per share. In addition, the Company received a payment of accrued interest of $18,543.

COMMANDER RESOURCES LTD.

Notes to Financial Statements
June 30, 2003
(Unaudited – Prepared by Management)

5. Mineral Properties

At June 30, 2003, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Sally	Qimmiq/ Dewar Lake	Other Properties	Total
Balance, December 31, 2002	$1,122,697	$2,697,169	$ 35,835	$ 25,116	$ -	$2,842,042	$6,722,859
Additions during the period:							
Exploration costs							
Administration	-	84	-	-	-	-	84
Engineering	-	3,650	-	-	-	-	3,650
Licenses and fees	-	395	-	-	47,212	34,352	81,959
Geology	5,802	33,992	3,029	2,451	1,152	18,366	64,792
Geophysics	1,500	-	19,402	7,138	-	250	28,290
Geochemistry	-	120	-	-	2,157	-	2,277
Drilling	-	42	-	-	-	600	642
	7,302	38,283	22,431	9,589	50,521	53,568	181,694
Less:							
Recoveries	-	-	(9,039)	-	-	-	(9,039)
Total additions during the period	7,302	38,283	13,392	9,589	50,521	53,568	172,655
Balance, June 30, 2003	$1,129,999	$2,735,452	$ 49,227	$ 34,705	$ 50,521	$2,895,610	$6,895,514

(a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c) Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property.

(d) Sally, Labrador

The Company has a 100% interest in the Sally property.

(e) Qimmiq/Dewar Lake Projects, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP's exploration rights and interest on Baffin Island by incurring $10.2 million over ten years and delivering a feasibility study to BHP. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.

5. Mineral Properties (continued)

(f) Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at June 30, 2003 are as follows:

		June 30, 2003
British Columbia		
Abe & Pal	$	22,380
Tam		59,914
New Brunswick		
Rio		851,052
Stewart		424,715
Labrador		
Satellite		289,245
Ontario		
Bamaji		33,354
Dorothy		25,107
Matheson		14,185
McVean		8,474
Sabin		78,293
Quebec		
Despinassy		102,833
Yukon		
Olympic, Rob		985,729
Rein		329
	$	2,895,610

6. Property, Plant and Equipment

	Cost	Accumulated Amortization	June 30, 2003 Net Book Value
Furniture and fixtures	$ 45,778	$ 44,753	$ 1,025
Computer equipment	90,250	77,556	12,694
	$ 136,028	$ 122,309	$ 13,719

7. Share Capital

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2002	17,328,831	$ 17,608,657
Issued for cash:		
Warrants	399,999	92,000
Balance, June 30, 2003	17,728,830	$ 17,700,657

(c) Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). All shareholders of record received one share of Commander for every three shares of Major. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,667 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At June 30, 2003, the Company had stock options outstanding for the purchase of 1,881,665 common shares, of which 1,856,665 are exercisable at June 30, 2003.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,095,325	$0.23
Granted	966,340	$0.20
Expired	(180,000)	$0.22
Outstanding at June 30, 2003	1,881,665	$0.21

7. Share Capital (continued)

(d) Stock Options (continued)

The following summarizes information about stock options outstanding at June 30, 2003:

Number of Shares		Exercise Price	Expiry Date
363,332		$0.23	July 26, 2003
8,333		$0.23	December 9, 2003
252,664		$0.23	December 14, 2004
274,331		$0.23	September 11, 2006
33,333		$0.23	January 10, 2007
50,000	*	$0.17	December 19, 2007
899,672		$0.20	January 23, 2008
1,881,665			

* These options vest over a period commencing on January 15, 2003 to July 15, 2003.

Subsequent to June 30, 2003, 343,332 options expiring on July 26, 2003 with an exercise price of $0.23 per share expired unexercised.

(e) Stock-Based Compensation

During the six months ended June 30, 2003, the Company granted stock options to employees to acquire up to an aggregate of 966,340 common shares at an exercise price of $0.20 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2003:

Risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	87.34%
Expected option life in years	3.40

7. Share Capital (continued)

(e) Stock-Based Compensation (continued)

The pro-forma effect on loss and loss per share for the period ended June 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

		June 30, 2003		June 30, 2002
Income (loss) for the period				
Reported	$	(44,320)	$	103,484
Stock-based compensation expense		(115,152)		(6,725)
Pro-forma	$	(159,472)	$	96,759
Basic and diluted gain (loss) per share				
Reported	$	(0.002)	$	0.006
Pro-forma	$	(0.002)	$	0.006

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(f) Warrants

At June 30, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at June 30, 2003
$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-
$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8. Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $15,250 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $110,406 owed by DNR for costs paid by the Company on behalf of DNR.

(b) The Company paid or accrued legal fees in the aggregate of $7,104 to a law firm of which an officer of the Company is a partner.

9. Commitments

(a) The Company entered into a lease agreement commencing on March 1, 2002 for a two-year period expiring on February 29, 2004. The Company's share of rental costs remaining on the lease is approximately $28,000.

(b) The Company has guaranteed the salary of the president of DNR for the initial two-year term of his employment. At June 30, 2003, the remaining amount of the guarantee is $108,000.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11. Supplemental Cash Flow Information

	June 30, 2003	June 30, 2002
Significant non-cash operating, investing and financing activities:		
Investing activities:		
Loan payment received in marketable securities	$ 65,000	$ -
Other cash flow information:		
Interest received	$ 37,209	$ 1,143

12. Subsequent Events

(a) Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty and;
- on base metal production, a 1.5% net smelter return royalty.

(b) Stock Options

On August 21, 2003, the Company granted 348,332 stock options to employees, directors and consultants under its stock option plan. These options are to replace options, which expired in July and are subject to the policies of the TSX Venture Exchange. The options are exercisable for five years at $0.26 per share.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2003
Date of Report:	August 25, 2003
Name of Issuer:	COMMANDER RESOURCES LTD.
Issuer's Address:	1550 – 409 Granville Street
	Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	03/08/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
VICTOR A. TANAKA	*"Victor A. Tanaka"*	03/08/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
June 30, 2003

1. **Analysis of Expenses and Deferred Costs:**

(a) Breakdown of Investor relations and promotion expense

Consulting	$	375
Conferences, trade shows and travel		16,764
Media		2,634
Administration		3,936
Promotion		1,446
	$	25,155

(b) For a breakdown of mineral property expenditures, please refer to Schedule A.

2. **Related Party Transactions:**

(a) Included in marketable securities are 1,475,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director. Subsequent to the period, the Company elected to convert the principal portion of the note receivable from Diamonds North (described below) into 210,000 common shares and 105,000 warrants. The Company then exercised the warrants to acquire an additional 105,000 common shares bringing the Company's holdings to 1,790,000 commons shares of Diamonds North.

(b) At June 30, 2003, the Company has a note receivable in the amount of $105,000 plus accrued interest of $16,978 payable from Diamonds North. Subsequent to the period, the Company elected to convert the principal portion of the note receivable into units of Diamonds North. In addition, the Company received payment of accrued interest of $18,543.

(c) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $15,250 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $110,406 owed by Diamonds North for costs paid by the Company on behalf of Diamonds North.

(d) The Company paid or accrued legal fees in the aggregate of $7,104 to a law firm of which an officer of the Company is a partner.

3. (a) **Summary of Securities Issued During the Period:**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 13, 2003	Common	Warrant exercise	366,666	$0.23	84,333	Cash	-
Feb. 14, 2003	Common	Warrant exercise	33,333	$0.23	7,667	Cash	-
Total			**399,999**		**$92,000**		**$Nil**

(b) Summary of Stock Options Granted During the Period:

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 24, 2003	233,334	William Coulter	$0.20	Jan. 23, 2008
Jan. 24, 2003	50,000	Maynard Brown	$0.20	Jan. 23, 2008
Jan. 24, 2003	109,667	Janice Davies	$0.20	Jan. 23, 2008
Jan. 24, 2003	225,001	Bernard Kahlert	$0.20	Jan. 23, 2008
Jan. 24, 2003	150,000	Albert Reeve	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Jonathan Rubenstein	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Victor Tanaka	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,001	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	16,667	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,000	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	8,334	Employee	$0.20	Jan. 23, 2008
Total	**966,340**			

4. (a) **Authorized Share Capital:**
100,000,000 common shares without par value.

(b) **Issued and Outstanding Share Capital at June 30, 2003:**
17,728,830 common shares without par value.

(c) **Stock Options Outstanding at June 30, 2003:**

Number of Shares	Expiry Date	Weighted Average Exercise Price
363,332	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
252,664	December 14, 2004	$0.23
274,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
899,672	January 23, 2008	$0.20
1,881,665		

Warrants Outstanding at June 30, 2003:

Number of Shares	Expiry Date	Price Per Share
2,388,888	February 28, 2004	$0.505
2,388,888		

(d) Escrow or Pooled Shares at June 30, 2003:
None

5. Directors and Officers:

William J. Coulter, President and Director
Bernard H. Kahlert, Vice President Exploration and Director
Victor A. Tanaka, Director
Albert F. Reeve, Director
Janice Davies, Corporate Secretary
Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
June 30, 2003

MANAGEMENT DISCUSSION

Description of Business

Commander Resources Ltd. ("the Company") is a development stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada. The Company is currently focusing its exploration activities on Baffin Island and in Labrador. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD.

Baffin Island, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP's exploration rights and interest on Baffin Island as follows:

- The first option: to earn a 50% interest by incurring $4.0 million in expenditures by December 31, 2007 of which $200,000 is a firm commitment by December 31, 2003.
- The second option: after having earned a 50% interest, the Company can elect to earn an additional 30% interest (for an aggregate 80% interest) by incurring $6.0 million in expenditures by December 31, 2012.
- The third option: after having earned an 80% interest, the Company can elect to earn an additional 20% interest (for an aggregate 100% interest) by delivering a Feasibility Study to BHP by December 31, 2014.
- If a mineral discovery is made before the Company has earned a 100% interest, BHP can exercise a back-in option allowing BHP to re-acquire to an aggregate of a 75% interest. Upon making this election, BHP will reimburse the Company with an amount equal to 200% of the expenditures incurred to date by the Company.
- The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.

Regulatory approval of this acquisition was not required by the TSX Venture Exchange.

Exploration Program

The Company has proposed a $300,000 exploration program, which will run from August to September and consists of prospecting, sampling and geophysical surveys. Bernard Kahlert, VP of exploration, will prepare the exploration program. Lamont Leatherman who is the Qualified Person on the property will supervise the fieldwork.

Table 1 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$ 100,000	$ -	$ 100,000
Geology	75,000		75,000
Geochemistry	25,000		25,000
Sampling	100,000	-	100,000
	$ 300,000	$ -	$ 300,000

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company's Sarah Lake property, consists of 100 claims. The Company is the operator and has a 52% interest in the project. An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

Exploration Program

The Company completed a 117 line kilometre airborne MegaTEM survey during the spring. Bernard Kahlert, VP of exploration, prepared the exploration program. The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property. The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

Table 2 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$ 20,000	$ 19,402	$ (598)
Geology	2,000	1,817	(183)
	$ 22,000	$ 21,219	$ (781)

Sally, Labrador

The Sally project, which adjoins the Company's Sarah Lake property, is 100% owned by the Company and consists of 36 claims. The property lies adjacent to Adlatok 1. Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

Exploration Program

The Company completed a 43 line kilometre airborne MegaTEM survey during the spring 2003. Bernard Kahlert, VP of exploration, prepared the exploration program. The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property. The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

Table 3 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$ 8,000	$ 7,138	$ (862)
Geology	1,000	1,225	225
	$ 9,000	$ 8,363	$ 637

Sarah Lake, South Voisey Bay Labrador

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited ("Falconbridge") an option to earn a 50% interest in the 35.5 square kilometres Sarah Lake property. To earn in, Falconbridge must spend $4.0 million over five years. In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

On April 29, 2003, Falconbridge commenced a 2,200-line kilometre MegaTEM survey on the eastern half of the South Voisey Bay Project ("SVB"), which includes the Company's Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres. On June 4, 2003, the Company reported that the survey identified nine conductive trends of which significant portions of three of these trends are located on the Company's Sarah Lake property. In August, Falconbridge will follow-up on these trends using deep sensing AMT electromagnetic ("EM") ground geophysics to be followed by large loop EM surveys (Crone) with high priority anomalies being selected for diamond drilling.

Related Party Transactions

Included in marketable securities are 1,475,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert. On March 1, 2002, the Company loaned $300,000 to Diamonds North for working capital purposes. In consideration, the Company received 890,000 common shares of Diamonds North and a note receivable. Regulatory authorities approved the transaction. At the election of the Company, the principal portion of the note receivable can be converted into units of Diamonds North consisting of one common share and one-half warrant. The balance of the Diamonds North common shares have been obtained through the conversion of the note receivable and exercise of warrants.

Brown McCue provide the legal services of the Company, a law firm which Maynard Brown, an officer of the Company, practices in. During the period, the Company paid or accrued legal fees in the aggregate of $7,104.

General and Administrative

During fiscal 2002, the Company incurred several one time costs for the reorganization of the Company. The reorganization included:

- an arrangement agreement and subsequent public listing of its former 100% owned subsidiary Diamonds North Resources Ltd. ("Diamonds North");
- the consolidation of the Company's share capital on a 1 for 3 basis; and
- the change of the Company's name.

The impact of these one-time costs is noticeable in comparing the current period operating expenses with the comparative fiscal period. One-time costs associated with the reorganization were included in investor relations and promotion, audit and accounting, annual report and meeting, and legal.

Consultants cost for the current quarter reflects the Company's efforts to verify revenue from its production interest, expand financial markets and improve its financial systems. Consultants cost of $13,811 includes $4,700 for a Hammerdown Mine plan review, $4,611 for assistance with the Company's application for a 20F listing and $4,500 for a part-time controller to oversee the Company's financial reporting.

Investment income for the current quarter reflects interest earned on deposits. As noted above under Related Party Transactions, the Company received 890,000 common shares at $0.50 per share for an aggregate of $445,000, which was reported as investment income in the June 30, 2002 period. This one-time transaction distorts the comparison to the current period activity.

Investor Relations

William Coulter, President, and Janice Davies, Corporate Secretary, act as the Company's investor relations' contacts and liaisons with the investment community. They have represented the Company at the January 2003 Cordilleran Exploration Roundup in Vancouver and the March 2003 PDAC Convention in Toronto.

Liquidity and Solvency

At June 30, 2003, the Company had $2,181,112 in working capital, which is sufficient to achieve the Company's planned business objectives for fiscal 2003. Included in the calculation of working capital is the carrying value of the Company's marketable securities of $769,290. The quoted market value of these marketable securities at June 30, 2003 is $1,204,613, which is $435,323 greater than the carrying value.

Subsequent Events

(a) Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty and;
- on base metal production, a 1.5% net smelter return royalty.

(b) Stock Options

On August 21, 2003, the Company granted 348,332 stock options to employees, directors and consultants under its stock option plan. These options are to replace options, which expired in July and are subject to the policies of the TSX Venture Exchange. The options are exercisable for five years at $0.26 per share.

On behalf of the Board of Directors,

"WILLIAM J. COULTER"

William J. Coulter
President and Director
August 25, 2003

CORPORATE INFORMATION

HEAD OFFICE

Commander Resources Ltd.
Suite 1550, 409 Granville Street
Vancouver, British Columbia
Canada V6C 1T2

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
FAX: (604) 685-2814

Internet Website:
www.commanderresources.com
Email: info@commanderresources.com

OFFICERS & DIRECTORS

William J. Coulter, B.A.Sc.
President and Chief Executive Officer

Bernard H. Kahlert, P.Eng.
Vice President Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Janice Davies
Corporate Secretary

Maynard E. Brown, LL.B.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at June 30, 2003)

Shares Authorized: 100,000,000
Shares Issued: 17,728,830

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

G. Ross McDonald, C.A.
Suite 1402, 543 Granville Street
Vancouver, British Columbia
V6C 2G4

LEGAL COUNSEL

Brown McCue
1650 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

COMMANDER
RESOURCES LTD.

Printed in Canada